EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

            We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of GulfMark Offshore, Inc. for the registration of $250,000,000 in the aggregate of common stock, preferred stock, debt securities, and/or warrants to purchase common stock, and to the incorporation by reference therein of our report dated March 31, 2005, with respect to the consolidated financial statements of GulfMark Offshore, Inc. and subsidiaries as of December 31, 2004 and for each of the two years in the period ended December 31, 2004, included in GulfMark Offshore, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Houston, Texas

April 25, 2006